                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                                 ODWALLA, INC.
                       (Name of Subject Company (Issuer))

                             TCCC ACQUISITION CORP.
                                      AND
                             THE COCA-COLA COMPANY
                                   (OFFERORS)
           (Names of Filing Persons (identifying status as offeror,
                           issuer or other person))

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   676111107
                     (Cusip Number of Class of Securities)

                             THE COCA-COLA COMPANY
                                      AND
                             TCCC ACQUISITION CORP.
                           C/O THE COCA-COLA COMPANY
                              ONE COCA-COLA PLAZA
                             ATLANTA, GEORGIA 30313
             ATTENTION: CHIEF FINANCIAL OFFICER AND GENERAL COUNSEL
                            TELEPHONE: 404-676-2121
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                   Copies To:

                            C. WILLIAM BAXLEY, ESQ.
                             ALANA L. GRIFFIN, ESQ.
                                KING & SPALDING
                              191 PEACHTREE STREET
                          ATLANTA, GEORGIA 30303-1763
                           TELEPHONE: (404) 572-4600

                                DECEMBER 7, 2001

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*             AMOUNT OF FILING FEE
                $199,191,108                         $39,839

         * For the purpose of calculating the fee only, this amount assumes the purchase of 13,060,712 shares of Common Stock, no par value per share, of Odwalla at a purchase price of $15.25 per share. Such number includes all outstanding shares as of October 25, 2001, and assumes the exercise of all in-the-money stock options and warrants to purchase shares of Common Stock which are outstanding as of such date.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                               Amount Previously Paid: $39,839
                               Form or Registration No.: Schedule TO-C
                               Filing Party: TCCC Acquisition Corp. and
                               The Coca-Cola Company
                               Date Filed: October 30, 2001

[ ]      Check  the  box  if  the   filing   relates   solely  to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.

[ ]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[X]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on November 6, 2001, and as amended on November 20, 2001, by The Coca-Cola Company, a Delaware corporation ("TCCC"), and TCCC Acquisition Corp., a California corporation and a wholly owned subsidiary of TCCC (the "Offeror"). The Schedule TO relates to the offer by the Offeror to purchase all the outstanding shares of common stock, no par value (the "Shares"), of Odwalla, Inc., a California corporation ("Odwalla"), at a purchase price of $15.25 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the related offer to purchase dated November 6, 2001 (the "Offer to Purchase"), and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEMS 1 THROUGH 9, 11 and 12

         Items 1 through 9, 11 and 12 of the Schedule TO which incorporate by reference the information contained in the Offer to Purchase are hereby amended as follows:

         The Offer expired at 12:00 midnight, San Francisco, California time on Thursday, December 6, 2001. A total of 10,725,906 Shares had been validly tendered and not  withdrawn  prior to the  expiration  of the Offer  (including
170,168 shares tendered pursuant to notices of guaranteed delivery), representing approximately 95.6% of the outstanding Shares, on a Fully Diluted Basis. Payment for these Shares will be made promptly.

         On December 7, 2001, TCCC issued a press release, a copy of which is attached to this Amendment No. 2 as Exhibit (a)(12) and is incorporated into the Schedule TO by reference.

ITEM 12. EXHIBITS

         Item 12 of the  Schedule  TO is  hereby  amended  to add  subparagraph
(a)(12) as follows:

         "(a)(12) Press Release issued by TCCC on December 7, 2001"

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                    THE COCA-COLA COMPANY


                                    By: /s/ David M. Taggart
                                       ----------------------------------------
                                       Name: David M. Taggart
                                       Title:  Vice President and Treasurer


                                    TCCC ACQUISITION CORP.


                                    By: /s/ David M. Taggart
                                       ----------------------------------------
                                       Name: David M. Taggart
                                       Title: Vice President and Treasurer


Date: December 7, 2001

                                 EXHIBIT INDEX


EXHIBIT
NO.                             DESCRIPTION
-------                         -----------

 *(a)(1)        Offer to Purchase dated November 6, 2001.
 *(a)(2)        Form of Letter of Transmittal.
 *(a)(3)        Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies
                and Other Nominees.
 *(a)(4)        Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
 *(a)(5)        Form of Notice of Guaranteed Delivery.
 *(a)(6)        Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.
 *(a)(7)        Instructions for Form W-8BEN.
 *(a)(8)        Summary Advertisement as published on November 6, 2001.
 *(a)(9)        Press Release jointly issued by Odwalla and TCCC on October 30, 2001.
 *(a)(10)       Press Release issued by TCCC on November 6, 2001.
 *(a)(11)       Press Release issued by TCCC on November 20, 2001.
  (a)(12)       Press Release issued by TCCC on December 7, 2001.
 *(d)(1)        Agreement and Plan of Merger, dated October 29, 2001, by and among The Coca-Cola Company, Perry
                Phillip Corp. and Odwalla, Inc. (Incorporated by reference from Appendix A to the Offer to Purchase filed as Exhibit (a)(1) hereto.)
 *(d)(2)        Form of Tender Agreement with voting agreement, dated October 29, 2001, by and among the Tendering
                Shareholders, The Coca-Cola Company and Perry Phillip Corp. (Incorporated by reference from Appendix B to the
                Offer to Purchase filed as Exhibit (a)(1) hereto.)
 *(d)(3)        Form of Tender Agreement without voting agreement, dated October 29, 2001, by and among the Tendering
                Shareholders, The Coca-Cola Company and Perry Phillip Corp. (Incorporated by reference from Appendix C to the
                Offer to Purchase filed as Exhibit (a)(1) hereto.)
 *(d)(4)        Stock Option Agreement dated as of October 29, 2001, by and among Odwalla, Inc., The Coca-Cola Company and Perry
                Phillip Corp. (Incorporated by reference from Appendix D to the Offer to Purchase filed as Exhibit (a)(1) hereto.)
 *(d)(5)        Employment Agreement, made October 29, 2001 by and between Odwalla, Inc. and D. Stephen C. Williamson.

---------

*  Previously filed